February 11, 2019

Dan Peisert
Senior Vice President and Chief Financial Officer
Assertio Therapeutics, Inc
100 South Saunders Road, Suite 300
Lake Forest, IL 60045

       Re: Assertio Therapeutics, Inc
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 1, 2018
           File No. 001-13111

Dear Mr. Peisert:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance